================================================================
NOTE:  THIS SPECIAL FINANCIAL REPORT IS BEING FILED PURSUANT TO
RULE 15d-2 AND CONTAINS ONLY THE REGISTRANT'S FINANCIAL
STATEMENTS FOR THE FISCAL YEAR ENDING DECEMBER 31, 1998 WHICH
CONSIST OF THE FINANCIAL STATEMENTS OF THE REGISTRANT'S
SUBSIDIARY, KENTUCKY NATIONAL BANK.

              SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549

                         FORM 10-KSB
(MARK ONE)
     [  ]  ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 1998
                          OR

     [  ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934

For the transition period __________  to  __________

                 Commission File No. 333-72371

                 KENTUCKY NATIONAL BANCORP, INC.
                 -------------------------------
         (Name of Small Business Issuer in Its Charter)

          INDIANA                                 61-1345603
-------------------------------              -------------------
(State or other jurisdiction of              (I.R.S. Employer
incorporation or organization)               Identification No.)

1000 NORTH DIXIE AVENUE, ELIZABETHTOWN, KENTUCKY       42701
------------------------------------------------    ----------
   (Address of principal executive offices)         (Zip Code)

  Issuer's telephone number, including area code (502) 737-6000

   Securities registered pursuant to Section 12(b) of the Act:
                            NONE
                            ----

   Securities registered pursuant to Section 12(g) of the Act:
                            NONE
                            ----

     Check whether the issuer (l) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
YES          NO   X
    ---          ---
     Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B in this form, and no disclosure will be contained to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. [X]

     State issuer's revenues for its most recent fiscal year:
$2,450,457

     The aggregate market value of the voting stock held by nonaffiliates of the registrant based on the last sale of which the registrant was aware ($25 per share), was approximately $3.9 million as of May 19, 1999. Solely for purposes of this calculation, the term "affiliate" refers to all directors and executive officers of the registrant and all stockholders beneficially owning more than 5% of the registrant's common stock.

     As of May 19, 1999, there were issued and outstanding
240,000 shares of the registrant's common stock.

     Transitional Small Business Disclosure Format: YES    NO X
                                                        --    --
================================================================

                   KENTUCKY NATIONAL BANK



                     _________________

                     REPORT ON AUDITS
                  OF FINANCIAL STATEMENTS



          FOR THE YEAR ENDED DECEMBER 31, 1998
  AND FOR THE PERIOD FROM OCTOBER 15, 1997 (INCEPTION)
                 TO DECEMBER 31, 1997

                     KENTUCKY NATIONAL BANK
                     -----------------------

                       TABLE OF CONTENTS
                       -----------------


                                                       Pages
                                                       -----
FINANCIAL STATEMENTS:

  Independent Auditors' Report                           1
  Statements of Condition                                2
  Statements of Operations                               3
  Statements of Stockholders' Equity                     4
  Statements of Cash Flows                               5
  Notes to Financial Statements                     6 - 16

                  INDEPENDENT AUDITORS' REPORT
                  ----------------------------


Board of Directors
Kentucky National Bank
Elizabethtown, Kentucky

We have audited the accompanying statements of condition of Kentucky National Bank as of December 31, 1998 and 1997, and the related statements of operations, stockholders' equity, and cash flows for the year ended December 31, 1998 and the period from October 15, 1997 (inception) to December 31, 1997. These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kentucky National Bank as of December 31, 1998 and 1997, and the results of it's operations and cash flows for the year ended December 31, 1998 and the period from October 15, 1997 (inception) to December 31, 1997, in conformity with generally accepted accounting principles.

/s/ Whelan, Doerr & Company, PSC

Certified Public Accountants
Elizabethtown, Kentucky
February 5, 1999

                        KENTUCKY NATIONAL BANK
                        ----------------------

                       STATEMENTS OF CONDITION
                       -----------------------



                                                            December 31,
                                                    --------------------------
                                                      1998             1997
                                                    ---------       ----------
                                    ASSETS
                                    ------
Cash and due from banks                          $   924,798       $    110,888
Federal funds sold                                        --          4,243,000
Investment in Federal Home Loan Bank                  96,900                 --
Investment in Federal Reserve Stock                  180,000            180,000

Loans, net                                        34,200,584          8,255,212

Premises and equipment                             1,933,623             33,532
Accrued interest receivable and other assets         492,711            257,415
                                                ------------        -----------

     TOTAL ASSETS                               $ 37,828,616       $ 13,080,047
                                                ============       ============

                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------

LIABILITIES:
-----------
  Deposits                                      $ 30,512,242       $  6,783,685
  Due to banks                                            --            631,250
  Federal funds purchased                            447,000                 --
  Obligations under capital leases                 1,349,196                 --
  Accrued interest payable and other liabilities     324,491            123,690
                                                ------------       ------------

     TOTAL LIABILITIES                           $32,632,929       $  7,538,625
                                                ============       ============

STOCKHOLDERS' EQUITY:
--------------------
  Common stock, $1 par value; authorized,
   1,000,000 shares; issued and outstanding,
   240,000 shares                                    240,000            240,000
  Surplus                                          5,762,966          5,735,870
  Retained deficit                                  (807,279)          (434,448)
                                                ------------        -----------

     TOTAL STOCKHOLDERS' EQUITY                    5,195,687          5,541,422
                                                ------------        ------------

Commitments and contingent liabilities                    --                 --
                                                ------------        ------------

     TOTAL LIABILITIES AND STOCKHOLDERS'
        EQUITY                                  $ 37,828,616        $ 13,080,047
                                                ============        ============

                    See notes to financial statements.

                       KENTUCKY NATIONAL BANK
                       ----------------------

                      STATEMENTS OF OPERATIONS
                      ------------------------

                                                          December 31,
                                               --------------------------------
                                                 1998                  1997
                                               ---------            -----------
INTEREST INCOME:
---------------
  Loans, including fees                       $ 2,119,140           $  90,083
  Securities                                       13,064                  --
  Federal funds sold                              120,656              61,027
                                               ----------           ---------

     TOTAL INTEREST INCOME                      2,252,860             151,110
                                               ----------           ---------

INTEREST EXPENSE:
----------------
  Deposit accounts                                655,983              17,706
  Certificates of deposit over $100,000           352,718              18,967
  Interest expense - capital lease                100,475                  --
                                               ----------           ---------

     TOTAL INTEREST EXPENSE                     1,109,176              36,673
                                               ----------           ---------

     NET INTEREST INCOME                        1,143,684             114,437

Provision for loan losses                         287,941              75,000
                                               ----------           ---------

     NET INTEREST INCOME AFTER PROVISION
       FOR LOAN LOSSES                            855,743              39,437
                                               ----------           ---------

OTHER INCOME:
------------
  Service charges and fees                        160,267              10,337
  Credit life and accident insurance               37,330              24,665
  Other                                                --              14,279
                                               ----------           ---------
                                                  197,597              49,281
                                               ----------           ---------

OTHER EXPENSES:
--------------
  Salaries and employee benefits                  629,229             122,410
  Net occupancy expense                            70,447               3,704
  Advertising                                     117,924              20,549
  Data processing                                  17,403               6,733
  Postage, telephone and supplies                  86,011              11,868
  Directors fees                                   76,330              19,000
  Insurance expense                                 5,139               5,373
  Professional services                           247,384               4,124
  Amortization of intangibles                      41,518               8,465
  Other operating expenses                        134,786              77,835
                                               ----------           ---------

                                                1,426,171             280,061
                                               ----------           ---------

Loss before income taxes                         (372,831)           (191,343)

Income taxes                                           --                  --
                                               ----------           ---------

NET LOSS                                       $ (372,831)          $(191,343)
                                               ==========           =========

Earnings (loss) per share                      $    (1.55)          $    (.80)
                                               ==========           =========

                    See notes to financial statements.

                        KENTUCKY NATIONAL BANK
                        ----------------------

                  STATEMENTS OF STOCKHOLDERS' EQUITY
                  -----------------------------------



                                  Common Stock
                             ---------------------               Retained
                             Shares       Amount     Surplus      Deficit      Total
                             ------       ------   -----------   ---------   --------

Issuance of common stock     240,000     $240,000  $ 5,735,870  $      --  $5,975,870
Organizer's expense               --           --           --   (243,105)   (243,105)
Net loss                          --           --           --   (191,343)   (191,343)
                            --------     --------  -----------  ---------  ----------

BALANCE, December 31, 1997   240,000      240,000    5,735,870   (434,448)  5,541,422

Incentive stock option plan       --           --       27,096         --      27,096

Net loss                          --           --           --   (372,831)   (372,831)
                            --------     --------  -----------  ---------  ----------

BALANCE, December 31, 1998   240,000     $240,000  $ 5,762,966  $(807,279) $5,195,687
                            ========     ========  ===========  =========  ==========


               See notes to financial statements.

                     KENTUCKY NATIONAL BANK
                     ----------------------

                    STATEMENTS OF CASH FLOWS
                    ------------------------


                                                                 December 31,
                                                       --------------------------------
                                                          1998                  1997
                                                       ----------            ----------
OPERATING ACTIVITIES:
--------------------
  Net loss                                            $  (372,831)           $   (191,343)
  Adjustments to reconcile net loss to net cash
  provided by (used in) operating activities:
    Provision for loan losses                             287,941                  75,000
    Provision for depreciation                             55,222                   1,569
    Provision for amortization                             41,518                   8,465
    Incentive stock option plan                            27,096                      --
    Changes in assets and liabilities:
      Increase in accrued interest receivable
         and other assets                                (276,814)                (59,625)
      Increase in accrued interest payable                200,801                 123,690
      Increase (decrease) in due to banks                (631,250)                631,250
                                                     ------------             -----------

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES      (668,317)                589,006
                                                     ------------             -----------

INVESTING ACTIVITIES:
--------------------
  Purchase of Federal Home Loan Bank Stock                (96,900)                     --
  Purchase of Federal Reserve Stock                            --                (180,000)
  Net increase in loans                               (26,233,313)             (7,790,075)
  Purchased loans                                              --                (540,137)
  Purchases of premises and equipment                    (565,411)                (35,101)
  Capitalized organizational expense                           --                (206,255)
                                                     ------------              ----------

NET CASH USED IN INVESTING ACTIVITIES                 (26,895,624)             (8,751,568)
                                                      -----------              ----------

FINANCING ACTIVITIES:
--------------------
  Net increase in deposits                             23,728,557               6,783,685
  Payments on capital lease obligations                   (40,706)                     --
  Net increase in federal funds purchased                 447,000                      --
  Proceeds from issuance of stock                              --               5,975,870
  Organizer's cost                                             --                (243,105)
                                                      -----------             -----------

NET CASH PROVIDED BY FINANCING ACTIVITIES              24,134,851              12,516,450
                                                      -----------             -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS              (3,429,090)              4,353,888

CASH AND CASH EQUIVALENTS, beginning of period          4,353,888                      --
                                                      -----------             -----------

CASH AND CASH EQUIVALENTS, end of period              $   924,798             $ 4,353,888
                                                      ===========             ===========

SUPPLEMENTAL DISCLOSURES
  Cash paid for interest                              $   962,363             $    30,408
                                                      ===========             ===========


Noncash Transactions
--------------------

The Bank recorded assets and obligations for bank equipment and buildings under capital leases in the aggregate amount of $1,389,902.

                See notes to financial statements.

                      KENTUCKY NATIONAL BANK
                      ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


A.   SIGNIFICANT ACCOUNTING POLICIES
     -------------------------------

     The following is a description of the more significant accounting policies which Kentucky National Bank follows in preparing and presenting its financial statements.

     (1) BUSINESS - Kentucky National Bank (the Bank) provides a full range of banking services to individual and corporate customers primarily in the Hardin County, Kentucky and surrounding area. The Bank is subject to competition from other financial institutions. The Bank is also subject to bank regulations and undergoes periodic examination by bank regulators.

     (2) USE OF ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

          Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for losses on loans and the valuation of real estate acquired in connection with foreclosures or in satisfaction of loans. In connection with the determination of the allowances for losses on loans and foreclosed real estate, management obtains independent appraisals for significant properties.

     (3)  SECURITIES:

          FEDERAL RESERVE STOCK - Investment in stock of Federal
          Reserve is required by law of every national bank.
          The investment is carried at cost.

          FEDERAL HOME LOAN BANK - Investment in stock of
          Federal Home Loan Bank is carried at market.

     (4) LOANS - Loans are stated at the unpaid principal balance, less the allowance for loan losses and unearned income. Interest income on loans is recorded on the accrual basis except for those loans in a nonaccrual income status. Loans are placed in a nonaccrual income status when, in the opinion of management, the prospects for recovering both principal and accrued interest are considered doubtful. Unearned income, arising principally from consumer installment loans, is reflected as a reduction of loans and is recognized as income by a method that approximates the interest method. The accrual of interest on impaired loans is discontinued when, in managements opinion, the borrower may be unable to meet payments as they come due. Interest income is subsequently recognized only to the extent cash payments are received.

                      KENTUCKY NATIONAL BANK
                      ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


A.   SIGNIFICANT ACCOUNTING POLICIES - (Continued)
     ---------------------------------------------

     (5) ALLOWANCE FOR CREDIT LOSSES - The allowance is maintained at a level adequate to absorb probable losses. Management determines the adequacy of the allowance based upon reviews of the portfolio, recent loss experience, current economic conditions, the risk characteristics of the various categories of loans and other pertinent factors. Allowances for impaired loans are generally determined based on collateral values or the present values of estimated cash flows. The allowance for loan losses is increased by the provision for loan losses and reduced by chargeoffs, net of recoveries.

     (6) PREMISES AND EQUIPMENT - Premises and equipment are stated at cost, net of accumulated depreciation.
          Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets.

     (7) ORGANIZATION COSTS - The cost of organizing the Company, included in other assets, is being amortized over 60 months using the straight-line method. At December 31, 1998 and 1997, respectively, organization costs net of accumulated amortization were $156,272 and $197,790.

     (8) INCOME TAXES - Income taxes are provided for the tax effects of the transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between allowance for loan losses, accumulated depreciation and startup cost for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

     (9) FAIR VALUES OF FINANCIAL INSTRUMENTS - The following methods and assumptions were used by the Bank in estimating its fair value disclosures for financial instruments:

               CASH AND CASH EQUIVALENTS: The carrying amounts reported in the statement of financial condition for cash and cash equivalents approximate those assets' fair values.

               INVESTMENT SECURITIES:  Fair values for
               investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

                      KENTUCKY NATIONAL BANK
                      ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


A.   SIGNIFICANT ACCOUNTING POLICIES - (Continued)
     ---------------------------------------------

               LOANS: For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying amounts. The fair values for other loans (for example, fixed rate commercial real estate and rental property mortgage loans and commercial and industrial loans) are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loan fair value estimates include judgments regarding future expected loss experience and risk characteristics.

               DEPOSITS: The fair values disclosed for demand deposits (for example, interest-bearing checking accounts and passbook accounts) are, by definition, equal to the amount payable on demand at the reporting date (that is, their carrying amounts). The fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated contractual maturities on such time deposits.

               SHORT-TERM BORROWINGS: The carrying amounts of federal funds purchased approximate their fair values.

               OBLIGATIONS UNDER CAPITAL LEASES: The fair values of the Bank's capital lease obligations are estimated using discounted cash flows analyses based on the Bank's current incremental borrowing rates for similar types of borrowing arrangements.

               OTHER LIABILITIES: Commitments to extend credit were evaluated and fair value was estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

               ACCRUED INTEREST: The carrying amounts of accrued interest approximate their fair values.

               OFF-BALANCE-SHEET INSTRUMENTS: Fair values for off-balance-sheet lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

     (10) EARNINGS PER SHARE - Earnings per share has been determined in accordance with Statements of Financial
          Accounting Standards No. 128 "Earnings Per Share".

          Earnings per share has been computed based on the weighted average number of shares outstanding since inception of 240,000. Diluted earnings per share has not been presented as the effect of options granted at inception to purchase 16,000 shares of common stock is antidilutive.

                    KENTUCKY NATIONAL BANK
                    ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


A.   SIGNIFICANT ACCOUNTING POLICIES - (Continued)
     ---------------------------------------------

     (11) OFF BALANCE SHEET FINANCIAL INSTRUMENTS - In the ordinary course of business the Bank has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the financial statements when they become payable.

     (12) STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, cash and cash equivalents include cash on hand, demand balances due from banks, and federal funds sold.

     (13) ADVERTISING - The Bank expenses the cost of advertising as incurred.

     (14) RECLASSIFICATIONS - Certain amounts in 1997 have been reclassified to conform with the 1998 presentation.

B.   LOANS
     -----

     The composition of loans at December 31, 1998 and 1997 are as follows:


                                                 1998                       1997
                                             ------------               -----------

           Commercial and industrial         $   3,634,251              $ 1,836,302
           Real Estate - Mortgage               20,343,920                4,179,030
           Real Estate - Construction            3,623,849                  929,782
           Agriculture                           1,592,058                  155,834
           Consumer                              5,533,394                1,328,378
           Other                                    18,500                      239
                                             -------------              -----------
                                                34,745,972                8,429,565

           Less:
             Allowance for loan losses             347,000                   75,000
             Unearned income                       198,388                   99,353
                                             -------------              -----------
                                             $  34,200,584              $ 8,255,212
                                             =============              ===========

Impairment of loans having recorded investments of approximately $120,000 at December 31, 1998 has been recognized in conformity with FASB Statement No. 114, as amended by FASB Statement No.
118. The average recorded investment in impaired loans during 1998 was $10,000. The total allowance for loan losses related to these loans was $0. There was no interest income on impaired loans recognized for cash payments received in 1998.

At December 31, 1997, the Bank had no loans that were specifically classified as impaired.

An analysis of the changes in the allowance for loan losses is as follows:


                                                 1998                       1997
                                             ------------               -----------

           Balance, beginning of period       $   75,000                $     --
           Loans charged off                     (17,286)                     --
           Loan recoveries                         1,345                      --
           Provision of loan losses              287,941                  75,000
                                              ----------                --------
           Balance, end of period             $  347,000                $ 75,000
                                              ==========                ========


                     KENTUCKY NATIONAL BANK
                     ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------

B.   LOANS - (Continued)
     -------------------

     Loans to executive officers and directors amounted to approximately $204,400 at December 31, 1998. There were no loans to executive officers and directors during the period from inception to December 31, 1997.

C.   PREMISES AND EQUIPMENT
     ----------------------

     A summary of premises and equipment at December 31, 1998 and 1997 is as follows:

                                                        1998                    1997
                                                    ------------            -----------
           Bank premises                            $    309,981            $        --
           Furniture and equipment                       290,531                 35,101
           Leaseholds                                  1,389,902                     --
                                                    ------------            -----------

                                                       1,990,414                 35,101
           Less accumulated depreciation                  56,791                  1,569
                                                    ------------            -----------

                                                     $ 1,933,623            $    33,532
                                                    ============            ===========

D.   DEPOSITS
     --------

     The composition of deposits at December 31, 1998 and 1997 is summarized as follows:


                                                        1998                    1997
                                                    ------------            -----------
            Non-interest bearing demand             $  3,737,818            $ 1,032,022
            Interest bearing demand                    2,845,617              1,142,577
            Savings                                      567,889                130,318
            Certificates of Deposit over $100,000      8,000,026              2,696,305
            Other interest-bearing deposits           15,360,892              1,782,463
                                                    ------------            -----------

                                                    $ 30,512,242            $ 6,783,685
                                                    ============            ===========

     At December 31, 1998, scheduled maturities of certificates of deposit including IRA's are as follows:

                            1999             $ 22,061,746
                            2000                1,197,404
                            2001                  100,668
                            2002                    1,100
                                             ------------
                                             $ 23,360,918
                                             ============
     The Bank held deposits of approximately $2,656,000 and $1,259,700 for related parties at December 31, 1998 and 1997, respectively.

                      KENTUCKY NATIONAL BANK
                      ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------

E.   CAPITAL LEASES
     --------------

     The Bank has entered into a long-term capital lease agreement for substantially all bank equipment and furniture. The lease, which commenced on February 1, 1998, extends for a five year period expiring 2003. The Bank has also entered into an agreement to lease a branch building and land commencing on May 11, 1998 and extending for an initial five year period with five successive five year renewal terms expiring in 2028. In addition, the Bank has entered into an agreement with a related party for lease of the bank building and land. This lease commenced on March 1, 1998 and extends for an initial period of ten years with four successive ten year renewal terms expiring in 2048. The building components of these leases are classified as capital leases. The land components are classified as operating leases. At December 31, 1998 the future minimum lease payments under the capital leases were as follows:

          For the year ending:

              1999                              $    178,396
              2000                                   178,396
              2001                                   178,395
              2002                                   178,395
              2003                                   132,361
              Thereafter                           5,260,090
                                                ------------

          Total minimum lease payments             6,106,033
          Less amounts representing interest       4,756,837
                                                ------------

          Present value of net minimum lease
           payment                              $  1,349,196
                                                ============

     Future minimum annual rental commitments under the noncancelable operating lease for land is as follows:

          For the year ending:

            1999                                $     56,519
            2000                                      56,519
            2001                                      56,519
            2002                                      56,519
            2003                                      56,519
            Thereafter                             2,220,168
                                                ------------

          Total minimum annual rental
            commitments                         $  2,502,763
                                                ============

     Rental expense under operating leases was approximately
     $40,000 for the year ended December 31, 1998.

F.   FEDERAL HOME LOAN BANK ADVANCES
     -------------------------------

     During 1998, the Bank entered into a blanket agreement for advances from the Federal Home Loan Bank (FHLB). The Bank had no outstanding advances from FHLB at December 31, 1998. Mortgage loans with a balance of approximately $15,240,000 at December 31, 1998 and all FHLB stock were pledged to the FHLB as collateral in the event that the Bank requires future advances.

                      KENTUCKY NATIONAL BANK
                      ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  ------------------------------

G.   INCOME TAXES
     ------------

     At December 31, 1998 and 1997 deferred tax assets and liabilities are composed of the following:

                                                        1998                    1997
                                                  ------------             -----------

     Deferred tax assets:
         Allowance for loan losses                  $  83,300               $  13,000
         Net operating losses                         136,200                  60,500
         Startup costs                                 65,200                  82,400
         Stock options                                  9,200                      --
                                                   ----------               ---------

                                                      293,900                 155,900

       Deferred tax liabilities:
         Accumulated depreciation                     (11,800)                     --
                                                   ----------               ---------

                                                      282,100                 155,900

       Less valuation allowance                      (282,100)               (155,900)
                                                   ----------               ---------
       Net deferred tax asset                      $       --               $      --
                                                   ==========               =========

     The Bank has tax loss carryforwards of approximately
     $395,100 that may be offset against future taxable income.
     The carryforwards expire in 2012 and 2013.

H.   REGULATORY MATTERS

     Under applicable banking laws, bank regulatory authorities must approve the declaration of dividends in any year, in an amount in excess of the sum of net income of that year and retained earnings net of dividends and required transfers of the preceding two years. At December 31, 1998, there were no retained earnings available for the payment of dividends without approval by bank regulatory authorities.

     The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective actions, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

     Quantitative measures established by regulations to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined by regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1998 and 1997, that the Bank meets all capital adequacy requirements to which it is subject.

                      KENTUCKY NATIONAL BANK
                      ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


H.   REGULATORY MATTERS - (Continued)
     --------------------------------

     As of December 31, 1998, the most recent notification from the Office of the Comptroller of Currency (OCC) categorized the Bank as well capitalized under the regulatory framework for prompt corrective action.

     To be categorized as adequately capitalized, the Bank must maintain minimum total risk-based, Tier I risk-based, Tier
     I leverage ratios as set forth in the table. There are no conditions or events since this notification that Management believes have changed the institution's category.

     The Bank's actual capital amounts and ratios are also presented in the table as of December 31, 1998 and 1997.

                                                                                            Capitalized Under
                                                                    For Capital            Prompt Corrective
                                            Actual              Adequacy Purposes           Action Provision
                                     ---------------------      ------------------         -----------------
                                     Amount             %       Amount         %           Amount         %
     DECEMBER 31, 1998:              ------           ----      ------        ----         ------       ----
     Total capital to  risk
         weighted  assets            $ 5,387         17.88%     $ 2,410       8.00%        $ 3,012     10.00%

     Tier I capital to risk
         weighted  assets              5,040         16.73%     $ 1,205       4.00%        $ 1,807      6.00%

     Tier I capital to average
         assets                        5,040         14.16%     $ 1,068       3.00%        $ 1,780      5.00%

     DECEMBER 31, 1997:
     Total capital to  risk
         weighted assets               5,420         66.54%     $   651       8.00%        $   815      10.00%

     Tier I capital to risk
         weighted assets               5,345         66.62%     $   326       4.00%        $   489       6.00%

     Tier I capital to average
         assets                        5,345         68.03%     $   236       3.00%        $   393       5.00%


I.  STOCK OPTION PLAN
    -----------------

    Under a plan effective at inception, the bank granted performance based options to purchase 16,000 shares of stock to key employees. The option to purchase shares expires 10 years from the date of the grant. Options vest over three years upon achievement of performance or production incentives. There are no additional options available to be granted to employees under the plan. Compensation accrued under the plan at December 31, 1998 was approximately $27,100.

                   KENTUCKY NATIONAL BANK
                   ----------------------

                NOTES TO FINANCIAL STATEMENTS
               ------------------------------

I.   STOCK OPTION PLAN - (Continued)
     -------------------------------

     A summary of the options outstanding during 1998 and during the period from inception to December 31, 1997 is as follows:

                                                          1998                                   1997
                                              ------------------------------         ---------------------------
                                                                  Weighted                              Weighted
                                                                  Average                               Average
                                               Number of          Exercise            Number of         Exercise
                                                Options            Price              Options            Price
                                               ---------          --------            --------        ----------
           Issued at inception                   16,000           $  25.00             16,000           $ 25.00

           Granted during period                     --                 --                 --                --

           Exercised during period                   --                 --                 --                --
                                                -------                                ------

           Outstanding at year end               16,000           $  25.00             16,000           $ 25.00
                                                =======                                ======

           Eligible for exercise at year end      6,000                                     -
                                                -------                                ------

           Weighted average fair value of
            options  granted during period      $    --                               $  3.90
                                                =======                               =======

J.   FAIR VALUES OF FINANCIAL INSTRUMENTS
     ------------------------------------

     The estimated fair values of the Company's financial instruments are as follows:

                                                                     Carrying        Fair
                                                                      Amount         Value
                                                                     --------        -----
                                                                        (in thousands)
               FINANCIAL ASSETS:
                 Cash and cash equivalents                           $  925         $ 925
                 Investment in Federal Home Loan Bank Stock              97            97
                 Investment in Federal Reserve Stock                    180           180

                 Loans, net of allowance                             34,201        34,201
                 Accrued interest receivable                            336           336

               FINANCIAL LIABILITIES:
                 Deposits                                            30,512        30,101
                 Federal Funds purchased                                447           447
                 Obligations under capital leases                     1,349         1,349
                 Accrued interest payable                               177           177

               OFF-BALANCE-SHEET LIABILITIES:
                 Commitments to extend credit                         2,963         2,963
                 Standby letters of credit                              316           316

     The carrying amounts in the preceding table are included in the statement of financial condition under the applicable captions.

                      KENTUCKY NATIONAL BANK
                      ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------

K.   RELATED PARTY TRANSACTIONS
     --------------------------

     The Bank, in the normal course of business, leases its main office from a related party. Payments made under both capital and operating leases for the year ended December 31, 1998 amounted to approximately $120,000. In addition, during 1998, the Bank made payments of approximately $310,000 to a related party for construction of improvement to a new branch location.

L.  YEAR 2000
    ---------

     As the Bank is newly opened with newly purchased millennium-compliant hardware and software, the Bank's systems will require few modifications or related costs relative to Year 2000 compliance. Kentucky National Bank has developed a proactive plan for minimizing its risk and ensuring its computer hardware, software, vendors and business partners are Year 2000 compliant. Although the Bank has received assurances that its data processor will be Year 2000 compliant, the Bank has provided for a back-up plan in the event its data processor does not become Year 2000 compliant in a timely manner. The Bank believes that remaining compliance issues will be resolved in the near term and that any related costs will not have a material impact on the operations, cash flows or financial condition of future periods.

M.   COMMITMENTS AND CONTINGENT LIABILITIES
     --------------------------------------

     In the normal course of business, the Bank has outstanding commitments and contingent liabilities. At December 31, 1998, the Bank had commitments to extend credit which are not reflected in the financial statements of approximately $3,279,000, including stand-by letters of $316,000 and commitments to related parties of $75,000. The Bank's exposure to credit loss in the event of nonperformance by the other party to these commitments is represented by the contractual amount of those instruments.

     Commitments to extend credit are agreements to lend a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements and do not generally present any significant liquidity risk to the Bank. The Bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Bank upon extension of credit, is based on management's credit evaluation of the customer. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment, and income-producing commercial properties.

                      KENTUCKY NATIONAL BANK
                      ----------------------

                  NOTES TO FINANCIAL STATEMENTS
                  -----------------------------


M.   COMMITMENTS AND CONTINGENT LIABILITIES - (Continued)
     ----------------------------------------------------

     Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Standby letters of credit generally have fixed expiration dates or other termination clauses and may require payment of a fee. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank's policy for obtaining collateral, and the nature of such collateral, is essentially the same as that involved in making commitments to extend credit.

N.   CONCENTRATIONS OF CREDIT
     ------------------------

     Most of the Bank's loans, commitments and standby letters of credit have been granted to customers in the Bank's market area. Most credit customers are depositors of the Bank. The concentrations of credit by type of loan are set forth in Note B. The distribution of commitments to extend credit approximates the distribution of loans outstanding.

                            SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                            KENTUCKY NATIONAL BANCORP, INC.


Date: June 15, 1999         By:  /s/ Lawrence P. Calvert
                            ----------------------------
                                 Lawrence P. Calvert
                                 Chief Executive Officer
                                 (Duly Authorized Officer)

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.


By: /s/ Lawrence P. Calvert                  Date: June 15, 1999
    ------------------------------------
    Lawrence P. Calvert
    Chief Executive Officer and Director
    (Principal Executive Officer)


By: /s/ Ronald J. Pence                      Date: June 15, 1999
    ------------------------------------
    Ronald J. Pence
    President and Director
    (Principal Financial and Accounting
    Officer)


By: /s/ Robert E. Robbins, MD                Date: June 15, 1999
    ------------------------------------
    Robert E. Robbins
    Chairman of the Board and Director


By: /s/ Kevin D. Addington                   Date: June 15, 1999
    -------------------------------------
    Kevin D. Addington
    Director

By: /s/Henry Lee Chitwood                    Date: June 15, 1999
    -------------------------------------
    Henry Lee Chitwood
    Director

By: /s/ Lois W. Gray                         Date: June 15, 1999
    -------------------------------------
    Lois Watkins Gray
    Director

By: /s/ William R. Hawkins                   Date: June 15, 1999
    -------------------------------------
    William R. Hawkins
    Director

By: /s/ Christopher G. Knight                Date: June 15, 1999
    -------------------------------------
    Christopher G. Knight
    Director


By: /s/ Leonard Allen McNutt                 Date: June 15, 1999
    -------------------------------------
    Leonard Allen McNutt
    Director